China Health Industries Holdings, Inc.
168 Binbei Street, Songbei District
Harbin City, People's Republic of China

August 19, 2011

BY EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jeffrey Riedler, Assistant Director

Re:	China Health Industries Holdings, Inc.
Form 10-K filed on September 28, 2010, as amended on September 30, 2010
December 9, 2010 and July 18, 2011
File No. 000-51060

Dear Mr. Riedler,

China Health Industries Holdings, Inc. (the “Company”) is in receipt of the staff's letter of comment dated August 10, 2011 on the above-referenced filings. Set forth below is the Company's response to such comment. The number of the response in this letter corresponds to the number of the staff’s comment as set forth in the comment letter.

General

1.
We have reviewed your response to prior comments 8 and 9. Please expand your disclosure in your next Form 10-K to include a risk factor or other risk disclosure that discloses that you maintain your books and records in PRC GAAP, none of your employees have adequate training and experience in U.S. GAAP to assist you in your financial reporting including the conversion to U.S. GAAP, that you rely on a financial consultant for financial reporting including the conversion to U.S. GAAP, and your financial consultant has not completed any formal training in the establishment, testing, and maintenance of internal controls and procedures for financial reporting.

Response:

Noted. We will expand our disclosure in our next Form 10-K to include the following risk factor in accordance with your comment.

If we fail to continue recruiting professional personnel with rich experience in U.S. GAAP and internal controls and procedures for financial reporting, our ability to provide accurate financial statements in a timely manner and comply with the requirements of the U.S. GAAP and internal controls and procedures for financial reporting could be impaired, which could cause our stock price to decrease substantially.

Our businesses are operated through our PRC subsidiaries, which are obligated to maintain financial books and records in accordance with the PRC Accounting Standards (“PRC GAAP”). We convert our financial statements according to the U.S. GAAP for SEC reporting and information disclosure. Because none of our employees have adequate training and experience in U.S. GAAP, we rely on a financial consultant for financial reporting including the conversion of books and records from PRC GAAP to U.S. GAAP. However, our financial consultant has not completed any formal training in the establishment, testing, and maintenance of internal controls and procedures for financial reporting.

As a result, the progress and result of our financial reporting may be affected by our limited experience and knowledge in U.S. GAAP and internal controls and procedures for financial reporting. We plan to take measures to improve our knowledge and experience in U.S. GAAP and internal controls and procedures for financial reporting, include hiring a chief financial officer with U.S. Certified Public Accountant qualification, U.S. GAAP and SEC reporting experience and taking other measures. However, if we fail to continue recruiting professional personnel with rich experience in U.S. GAAP and internal controls and procedures for financial reporting, we may not be able to provide accurate financial statements in a timely manner or comply with the U.S. GAAP as it applies to us. The investor confidence in our Company and the market price of our common stock may be adversely affected by such failure.

In connection with the Company’s response to the above comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xin Sun
Xin Sun
Chief Executive Officer

cc:	Benjamin Tan, Esq.
Sichenzia Ross Friedman Ference LLP